November 18, 2011

VIA EDGAR

Patrick F. Scott, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Maxim Series Fund, Inc. Post-Effective Amendment No. 121 to Registration Statement on Form N-1A File Nos. 2-75503; 811-03364

Dear Mr. Scott:

On behalf of Maxim Series Fund, Inc. (the “Fund”), this letter responds to the comments of the Commission staff (“Staff”) on post-effective amendment No. 121 (“Amendment No. 121”) to the Fund’s registration statement, filed pursuant to Rule 485(a)(1) under the 1933 Act on September 21, 2011. Amendment No. 121 relates to the Maxim SecureFoundationSM Balanced Portfolio (the “Portfolio”), a series of the Fund.

I. RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Amendment No. 121, communicated by telephone to the Fund’s outside counsel on November 4, 2011, by Mr. Patrick Scott of the Commission’s Office of Insurance Products, followed by the Fund’s response. Capitalized terms not defined in this letter have the meanings given them in the Portfolio’s prospectus.

Comment No. 1

The cover page of the prospectus states: “If you purchase shares of the Portfolio, you are required to purchase a Guaranteed Lifetime Withdrawal Benefit (the “Guarantee”) either as a fixed deferred annuity contract or a rider to a variable annuity contract issued by GWL&A or FGWL&A.” The reference to “fixed deferred annuity contract” is not specific. Please clarify the prospectus disclosure, to the extent

Maxim Series Fund, Inc.

8515 East Orchard Road

Greenwood Village, Colorado 80111

Securities and Exchange Commission

November 18, 2011

possible, with the name of fixed deferred annuity contract, and provide supplementally to the Staff the SEC file number for the fixed deferred annuity contract.

Response

The Portfolio prospectus does not specify any particular “fixed deferred annuity contract” because several different fixed deferred annuity contracts are currently offered that use the Portfolio as a reference fund. Currently, these include the SecureFoundationSM Group Fixed Deferred Annuity Certificate, registered on Form S-1 under File No. 333-163244, the SecureFoundationSM Group Fixed Deferred Annuity Contract, registered on Form S-1 under File No. 333-169563, and a fixed deferred annuity contract offered to 401(k) plan sponsors that is exempt from registration. In addition, it is possible that the Portfolio may be used as a reference fund for other fixed deferred annuity contracts that may be offered in the future.

The Portfolio prospectus also does not specify the name of any particular “fixed deferred annuity contract” because the contracts may be amended or changed in the future to exclude the Portfolio as a reference fund.

Further, the Fund believes that not naming any particular fixed deferred annuity contract in the Portfolio’s prospectus is consistent with prospectuses for underlying funds that generally do not include the names of the various variable annuity contracts for which the funds may serve as underlying investment vehicles.

Comment No. 2

Disclose the percentage of fund assets that may be invested in derivatives.

Response

The Portfolio is a fund-of-funds that pursues its investment objective by investing in other mutual funds (the “Underlying Portfolios”). The Portfolio currently does not invest any of its assets directly in derivatives as part of its principal investment strategy. As the Prospectus discloses, the Underlying Portfolios may, but need not, use derivatives pursuant to the terms of their particular prospectuses. Based upon the foregoing, the Fund has not revised the Portfolio prospectus to include a specified percentage of Portfolio assets that may be invested in derivatives.

Comment No. 3

With regard to Class L performance shown in the performance table on page 5, the footnote says Class L performance will be lower, but the percentages in table do not bear that out. Please revise the parenthetical in the footnote to indicate “going forward” or something similar as follows: “Class L shares have higher expenses (and therefore lower performance going forward) . . .”

Response

Maxim Series Fund, Inc.

8515 East Orchard Road

Greenwood Village, Colorado 80111

Securities and Exchange Commission

November 18, 2011

Comment complied with. The Fund will revise the fourth sentence of the footnote as follows: “Class L shares have higher expenses and (therefore will have lower performance) resulting from its Rule 12b-1 plan…”

Comment No. 4

Please correct the typographical error on page 3: the word “counties” before “emerging market” in the second sentence under “Developing and Emerging Market Risk” should be “countries.”

Response

Comment complied with by changing the word “counties” to “countries” on pages 3 and 10.

II. “TANDY” REPRESENTATIONS

The Fund hereby acknowledges as follows:

—	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Comments by the Staff or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

—

The Fund may not assert Staff comments as a defense to any action initiated by the Commission under the federal securities laws of the United States, except to the extent otherwise legally permissible.

III. PROCEDURAL MATTERS

Amendment No. 121 is scheduled to go effective automatically on November 20, 2011. The Fund proposes to reflect the revisions to the Portfolio prospectus in response to the Staff comments as described herein in a filing pursuant to Rule 497 under the Securities Act of 1933.

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If you have any questions concerning this filing, please call me at (303) 737-4675.

Sincerely,

/s/ Ryan L. Logsdon

Ryan L. Logsdon
Assistant Vice President, Counsel & Secretary

Maxim Series Fund, Inc.

8515 East Orchard Road

Greenwood Village, Colorado 80111